Joshua A. Kaufman	VIA EDGAR
T: +1 212 479 6495
josh.kaufman@cooley.com

May 9, 2017

U.S. Securities and Exchange Commission

Office of Information Technology

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Heather Mackintosh, Chief
Russell Mancuso
Tom Jones

Re:	Aquantia Corp.
Draft Registration Statements on Form S-1 Submitted May 9, 2017
CIK No. 0001316016

Ladies and Gentlemen:

This communication is being sent on behalf of Aquantia Corp., a Delaware corporation (the “Company”), in connection with the Company’s filing of two replacement amendments to Draft Registration Statement on Form S-1 (“DRS”), in each case, confidentially submitted on May 9, 2017. The Company refers to conversations between Danielle Gershowitz of Cooley LLP and each of Raymond Be and Tom Jones of the Staff on Friday, April 21, 2017 and between Danielle Gershowitz of Cooley LLP and Heather Mackintosh of the Office of Information Technology on Monday, April 24, 2017. Pursuant to such conversations, the Company has filed the two replacement amendments to the DRS in order to correct Exhibit 10.12 filed with amendments to DRS, originally filed on November 10, 2016 and January 11, 2017 so that certain information in Exhibit 10.12 can remain redacted in accordance with a confidential treatment request for Exhibit 10.12 originally submitted on May 3, 2016.

In accordance with the foregoing, the Company respectfully requests that:

•

the Amendment to the Draft Registration Statement filed on November 10, 2016 (Accession Number: 0000950123-16-021791) be deleted, and the filing date of the Amendment to the Draft Registration Statement filed on May 9, 2017 (Accession Number: 0000950123-17-004138) be changed to November 10, 2016.

•

the Amendment to the Draft Registration Statement filed on January 11, 2017 (Accession Number: 0000950123-17-000163) be deleted, and the filing date of the Amendment to the Draft Registration Statement filed on May 9, 2017 (Accession Number: 0000950123-17-004142) be changed to January 11, 2017.

*         *         *

The Company respectfully requests the Staff’s assistance in completing the filing date adjustments. Please contact me at (212) 479-6495 with any questions. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Joshua A. Kaufman

Joshua A. Kaufman

COOLEY LLP

Cooley LLP     1114 Avenue of the Americas     New York, NY     10036

t: (212) 479-6000   f: (212) 479-6275   cooley.com